UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

SUNAIR SERVICES CORPORATION

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

867017105

(CUSIP Number)

Massey Services, Inc.

315 Groveland Street

Orlando, FL 32804

(407) 645-2500

With copies to:

Ian A. Hartman, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 5 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 867017105	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Massey Services, Inc. 59-2557150
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,260,972
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER 1,260,972
10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.63%[1]
14	TYPE OF REPORTING PERSON CO

(1)	Based upon 13,091,088 shares of Common Stock outstanding as of August 1, 2008, as reported by Issuer on its Form 10-Q for the quarterly period ended June 30, 2008.

CUSIP NO. 867017105	Page 3 of 5

This Amendment No. 3 (“Amendment No. 3”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2008 (the “Schedule 13D”), by Massey Services, Inc. (the “Reporting Person”), Amendment No. 1 to the Schedule 13D, filed with the SEC on January 15, 2009 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D, filed with the SEC on January 23, 2009 (“Amendment No. 2”), by the Reporting Person. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

This Amendment No. 3 is filed by the Reporting Person in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person entered into a 180-day consulting agreement with Michael Brauser, a shareholder in the Issuer, dated September 19, 2008 (the “Consulting Agreement”). Under the Consulting Agreement, Mr. Brauser agreed to use his best efforts to advise the Reporting Person on areas that will facilitate a potential acquisition of the Issuer by the Reporting Person. If the Reporting Person acquires the Issuer while the Consulting Agreement is in effect, Mr. Brauser will be paid a cash fee of $1,000,000 at closing if the acquisition closes, provided Mr. Brauser has performed his services as set forth in the Consulting Agreement.

A copy of the Consulting Agreement is attached as Exhibits 99.3 to this Amendment No. 1 and is incorporated by reference herein.

The Reporting Person has informed members of a shareholder group (the “Shareholder Group”), which includes Michael Brauser, Dru Schmitt and Michael Herman, that it does not expect to decide whether to execute the written consent to replace six of the seven members of the Issuer’s current Board of Directors until judicial determination is made regarding the validity of the proxies of members of the Shareholder Group in favor of Coconut Palm Capital Investors II, Ltd.

CUSIP NO. 867017105	Page 4 of 5

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1*	Letter, dated as of December 5, 2008, by Massey Services, Inc. to the Special Committee of the Board of Directors of Sunair Services, Inc.

Exhibit 99.2*	Letter, dated as of January 15, 2009, by Massey Services, Inc. to the Board of Directors of Sunair Services, Inc.

Exhibit 99.3*	Consulting Agreement, dated as of September 19, 2008, by and between Massey Services, Inc. and Michael Bruaser.

Exhibit 99.4*	Letter, dated January 23, 2009, by Massey Services, Inc. to the Board of Directors of Sunair Services, Inc.

*	Previously filed.

CUSIP NO. 867017105	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2009

MASSEY SERVICES, INC.

By:	/s/ G.A. Elias
Name:	G.A. Elias
Title:	SR. VP., CFO

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).